

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Via E-mail
Mr. Gregory L. McKinney
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re: Bank of the Ozarks, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 24, 2013**
> **File No. 333-187564**

Dear Mr. McKinney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The First National Bank of Shelby

Selected Consolidated Financial Data, page 15

1. Please revise the average balance sheet data line item titled total average assets and the performance ratios line item titled net interest margin – FTE* for the years ended December 31, 2012, 2011 and 2010 to be consistent with the table of Average Balances, Income and Expenses, Yields and Rates appearing on page 122.

2. Please revise the assets quality ratios line item titled net charge-offs to average loans and leases* for the unaudited three months ended March 31, 2013 and March 31, 2012 to annualize the amounts for the interim period.

<u>Unaudited Pro Forma Combined Consolidated Financial Information, pages 16-23</u>

3. Please delete the unaudited pro forma combined consolidated balance sheet as of December 31, 2012 and revise the headnote appearing on page 16 and the notes to the unaudited pro forma combined consolidated financial statements, accordingly.

<u>Certain Information Concerning Bank of the Ozarks, Inc., page 92</u>

4. Revise the first sentence of the second paragraph to refer to March 31, 2013.

<u>Certain Information Concerning the First National Bank of Shelby</u>

<u>Quarterly Results</u>

<u>Results of Operations</u>

<u>Net Interest Income and Margin, page 98</u>

5. The statement that the company sold available-for-sale securities of $41.5 million, realizing a gain of $1.4 million here and on page 118 does not appear to be consistent with the information presented in the March 31, 2013 unaudited consolidated financial statements. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant